U.S. COMMERCIAL CORP., S.A. DE C.V.

May 22, 2006

Securities and Exchange Commission
Office of International Corporate Finance

549



Reference: U.S. Commercial Corp., S.A. de C.V.
File Number: 82-34669

Attached, please find the English version of the following information of U.S. Commercial Corp., S.A. de C.V., related to the Ordinary Shareholders General Assembly held on April 25, 2006:

- Call for the Ordinary Shareholders General Assembly of U.S. Commercial Corp., S.A. de C.V. aforementioned.
- Annual report of the Board of Directors.
- Summary of the agreements adopted in the Ordinary Shareholders General Assembly of U.S. Commercial Corp., S.A. de C.V. held on April 25, 2006.

We are sending this information on behalf of U.S. Commercial Corp., S.A. de C.v. as required in rule 12g3-2b.

Sincerely.

Lic. Alejandro Archundia Becerra
Attorney in fact

dlw 6/2

U.S. COMMERCIAL CORP., S.A. DE C.V.

CALL FOR

ORDINARY SHAREHOLDERS GENERAL ASSEMBLY

By agreement of the Board of Directors of U.S. COMMERCIAL CORP., S.A. DE C.V., adopted during its meeting held March 6, 2006, the shareholders of the Corporation are called for a Ordinary Shareholders General Assembly, that shall be held on April 25, 2006, as of 13:15 hours, at the building located on Vasco de Quiroga No. 3800, Col. Santa Fe, Delegación Cuajimalpa, México, Distrito Federal, to discuss the items included in the following:

AGENDA

I. *Presentation and, if such were the case, approval of the Board of Directors Report on the Fiscal year ended on December 31, 2005, pursuant Article 172 of the Mexican Corporate Law, including the financial statements as of that date and the Examiner's and Audit Committee's report and the report regarding the Corporation's subsidiaries, which includes a proposal for the distribution of profits. Resolutions to that regard.*

II. *Ratification, if such were the case, of the management carried out by the Board of Directors during fiscal year 2005 and appointment or ratification, if such were the case, of the persons that shall integrate the Board of Directors; and the appointment or ratification, if such were the case, of the Examiners of the Corporation, Proprietor and Substitute; as well as to decide about the corresponding emoluments. Resolutions to that regard.*

III. *Appointment or ratification, if such were the case, of the persons that shall integrate the Corporation's committees; as well as to decide about the corresponding emoluments. Resolutions to that regard.*

IV. *Proposal and, if such were the case, approval of the maximum amount of resources that shall be allocated for the acquisition of own shares for fiscal year 2006; as well as a proposal and, if such were the case, approval of the provisions and policies related to the acquisition of own shares. Resolutions to that regard.*

V. *Appointment of delegates that shall execute the resolutions adopted by this Assembly, and if such were the case, to register the legal formalities as required. Resolutions to that regard.*

The shareholders, in order to have the right to attend the Assembly, shall have to deposit, at the offices of the Corporation located in Miguel de Cervantes Saavedra 255, Colonia Granada, 11520, México, Distrito Federal (Telephone 5328-5830), at the latest the business day prior to the day in which the Assembly shall be held (business hours from10:00 A.M. to 6:00 P.M. on business days), the stock titles or the deposit receipts issued by a financial institution, domestic or foreign or by S.D. Indeval, S.A. de C.V., Securities Depository Institution, as well as the other appropriate legal or tax requirements. In exchange of the aforesaid documents, the admission card shall be issued to the shareholders, which they shall have to hand in to attend the Assembly. It is reminded that the Exchange Broker Firms and other depositors at the S.D. Indeval, S.A. de C.V., Securities Depository Institution, in order to obtain the admission card mentioned, shall have to present, if such were the case, a list including name, address, nationality and number of shares of the stockholders represented.

From the day this call is published, the information and documents related to each one of the items on the agenda shall be available for the shareholders, in an immediate and complementary way, at the office of the Secretary of the Board of Directors located on Parque Vía No. 190, 7th floor, Col. Cuauhtémoc, C.P. 06599 México, Distrito Federal, Telephone 52225814 (Business hours from 10:00 A.M. to 6:00 P.M. on business days).

The shareholders can be represented by an authorized proxy with power of attorney pursuant the terms on Article Eighteenth of the Corporation's by-laws and Article14 bis 3 Paragraph sixth, subparagraph c of the Securities Market Act. The persons attending representing the shareholders, shall be able to prove their capacity by power of attorney granted on the forms created by the issuer, that are available to all securities market brokers that prove they are representing the issuer's shareholders through the S.D. Indeval, S.A. de C.V., Securities Depository Institution, as well as the address indicated on the immediate previous paragraph or at Miguel de Cervantes Saavedra 255, Colonia Granada, 11520, México, Distrito Federal (Telephone 53285830), within the delay set forth on Article 173 of the Mexican Corporate Law (Ley General de Sociedades Mercantiles).

México, Distrito Federal, March 27, 2006

Sergio Rodríguez Molleda
Board of Directors Secretary

US COMMERCIAL CORP. SA DE C.V.

ANNUAL REPORT

RECEIVED
2006 MAY 31 P 3:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Economic Outlook

During 2005, the Gross Domestic Product grew 3.0%, to be placed in $8,347 billion current pesos at year closing. GDP's growth was mainly driven by the construction and the communication & services sectors with a growth rate of 3.3% and 4.2% respectively.

The manufacturing sector in Mexico was affected by a slight growth of the US economy that presented a rise of 3.5% in its GDP, enabling that the manufacturing industry of Mexico to present a real increase of 1.2%.

The strength of the economy resulted in job creation; during 2005, the total number of affiliated employees in the Social Security Mexican Institute (IMSS) recorded an increase of nearly 576 thousand persons, this growth went as far as to compensate the entry of new potential workers to the working market, effect reflected on the reduction of the Open Unemployment General rate that went from 3.9% in 2004 to a 3.6% in 2005.

There was a 4.6% reduction on the exchange rate during the year, passing from a parity of 11.14 pesos per dollar closing in 2004 to 10.63 to closing in 2005.

Foreign direct investment decreased 2.4% in relation to the previous year reaching 17,804 million dollars. The remittances sent to the domestic territory on 2005 proved an increase of 20.6% in regard to the ones of the previous year, reaching 20,035 million dollars. The deficit in current account was positioned in $5,708 million dollars, equivalent to .7% of the GDP.

The Trade Balance recorded a deficit of $7,559 million dollars, a reduction of 14.2% compared to the deficit in 2004. This was mainly originated by a 34.8% on oil exports, motivated by the price of the Mexican Oil Mix and compensated by an increase of 24.3% on the consumption good imports. The average price of the Mix increased 6.3% on 2005, passing from 39.50 dollars per barrel on 2004 to 42.00 on 2005.

The Banco de Mexico was able to achieve its inflation goal for 2005. The National Consumer Price Index increased 3.33% during the year, resulting in a lower inflation rate than the one presented on 2004 of 5.19%. The fact that the Banco de Mexico preserved a restrictive monetary politic enabled to compensate for the lack of control on

government services prices. The underlying inflation for the year accounted 3.12%, which means an increase to the 3.8% presented last year.

The 2005 average level for the 28 days Cetes rate was 9.18%. The 28 days Cetes closed on 2005 at 8.02% rate, responding mainly to inflationary pressures that came across at the end of the year.

2005 was the best year for Mexico in the economic field, for the future the country needs to consolidate the macroeconomic stability reached, and try working harder on the reforms on the economic and social fields that shall enable to modernize the country and consequently stimulate the internal market and foster job creation.

OPERATING RESULTS

USCOM reported sales during 2005 for 43,652.1 million pesos, with operating earnings of 514.2 million pesos. USCOM total debts accounted for 4,488.6 million pesos and its net debt was for 4,403.6 million pesos at 2005 closing.

COMPUSA CONSOLIDATED
The consolidated sales of CompUSA during 2005 were for 4,041.5 million dollars. Amount that accounts for 5.7% increase regarding last year's sales.

Consolidated operating profit, on its side, recorded a level of 49.1 million dollars, amount compared to the 15.2 million dollars recorded during 2004, which meant an increase of 222.9% during the year.

Consolidated EBITDA for year 2005 was of 93.5 million dollars, which accounted for an increase of 55.3% vs 2004.

In year 2005, Good Guys business spin-off took place, which recorded as discontinuous operations in the income statement and accounted for 209.6 million dollars. CompUSA shall continue with its strategy on providing technology products and services to the retail market in the United States.

The Chairman of the Board
Carlos Slim Domit

SUMMARY OF THE AGREEMENTS ADOPTED IN THE ORDINARY SHAREHOLDERS GENERAL ASSEMBLY OF U.S. COMMERCIAL CORP., S.A. DE C.V., HELD ON APRIL 21, 2006

ORDINARY SHAREHOLDERS GENERAL ASSEMBLY

A) It was rendered and approved on the terms of the report that, in compliance with Article 172 of the Mexican Corporate Law, was presented by the Board of Directors to the Ordinary Shareholders General Assembly of U.S. Commercial Corp., S.A. de C.V., related to the course of business of the corporation during the fiscal year ended on December 31, 2005.

B) It was submitted and approved on its terms the expert opinion rendered by the Examiner, related to the Financial Statements of U.S. Commercial Corp., S.A. de C.V. as of December 31, 2005.

C) It was submitted and approved in its terms the expert opinion rendered by the Chairman of the Audit Committee, and its management, related to the activities and functions of such Committee during the fiscal year that ended on December 31, 2005.

D) It was submitted and approved in all of its parts the Financial Statement of U.S. Commercial Corp., S.A. de C.V. as of December 31, 2005.

E) It was approved that the net loss of the fiscal year amounts to 1,979,478 (thousands MXN) be allocated completely to the profit account pending for distribution, and it was approved that the balance of the accrued profits resulting form the latter distribution, besides being available to the Shareholders Assembly of the Corporation also be made available of the Board of Directors, except for the amount of the legal reserve, delegating in such body the broadest powers to allocate it partially or totally, as it decides and be appropriate to create reserves and/or to distribute it as dividend (s) to the Corporation's Shareholders.

F) It was approved the management of the Board of Directors during fiscal year ended on December 31, 2005.

G) Were ratified in their positions as proprietor members the current members, therefore it was expressly recorded that the Board of Directors of the Corporation has been integrated as follows:

BOARD OF DIRECTORS

PROPRIETORS

Lic. Carlos Slim Domit	Chairman
Mr. Rafael M. Kalach	
Lic. Agustín Santamarina y Vázquez Gómez	
Lic. Eduardo Valdés Acra	
Lic. Arturo Elías Ayub	
Lic. José Kuri Harfush	
Lic. Ignacio Cobo Trujillo	

H) Were ratified Mr. P.A. Agustín Aguilar Laurens as Proprietor Examiner and Mr. P.A. Francisco Álvarez del Campo, as Substitute Examiner.

I) Were ratified in their positions as Chairman of the Board of Directors, Mr. Lic. Carlos Slim Domit; as the Corporation's general director, Mr. Ing. Antonio Gómez García and as Secretary of the Board of Directors, Mr. Lic. Sergio Rodríguez Molleda.

J) It was agreed to pay the Members, Examiners and Secretary of the Corporation, as emoluments for the performance of their positions, the amount of MXN $8,000.00 (Eight thousand and 00/100 MXN), in cash for their attendance to each of the Board meetings or, if such were the case, 50% of such amount for their attendance to each meeting of the Audit Committee, the referred payments shall be subject to the appropriate tax withdrawals.

K) The members of the Audit Committee were ratified; therefore such body is integrated as follows:

AUDIT COMMITTEE

Mr. Rafael M. Kalach Chairman
Lic. José Kuri Harfush
Lic. Agustín Santamarina y Vázquez Gómez

L) It was submitted the report related to the situation of the acquisition of the Corporation own stocks.

M) It was fixed in the amount of MXN $750,000,000.00 (Seven Hundred Fifty Million and 00/100 MXN) the amount for own shares acquisition to which Paragraph 1 of Article 14 Bis 3 of the Securities Market Act refers available as of the date of the Assembly, plus the amount, if such were the case, resulting from the re-listing of stocks on the terms of the provisions that apply, recording that such amount does not include the amount corresponding the stocks repurchased before the date of the Assembly.

N) It was resolve to grant power to the Board of Directors and/or the proxies or delegates appointed by the Board of Directors to carry out the stock repurchase, to decide, if such were the case, of the amount of stock capital that can be allocated to the purchase of own stocks, in addition to the amount to which the previous number refers to, and if such were the case, to convert the stocks acquired by the Corporation resulting form the repurchase, in treasury stocks. The Board of Directors and/ the proxies or appointed delegates, or the persons responsible for such operations shall decide, for each case, which of the alternatives foreseen on Paragraph I of Article 14 Bis 3 shall be used for U.S. Commercial Corp., S.A. de C.V. as repurchase method and the accounting adjustments that to their entire discretion decide are necessaries or appropriates and, in particular, to decide whether the purchase is made charging it to the accounting capital as long as the stocks belong to the issuer or, if such were the case, to the capital stock or other corresponding entry, if it were resolved to convert them into treasury stocks, without the need of resolution or the Assembly's agreement.

O) It was authorized to purchase through the stock exchange, the own stocks, representing the capital stock of U.S. Commercial Corp., S.A. de C.V., on the dates, terms and other conditions that would already been agreed or that the Assembly agrees, or from now on the Board of Directors and/or the proxies appointed by the Board of Directors, and/or the persons responsible appointed for such purpose.

P) It was resolved to expressly authorize to immediately run the accounting entries deriving from the resolutions approved by the assembly.

Q) It was ratified and approve the policies related to the repurchase of stocks on the terms of what is foreseen by article 60 of the Provisions of general purpose that apply for the securities issuers and other participants in the stock market issued by the Securities and Banking National Commission, published in the Official Gazette of the Federation (D.O.F.) on March 19, 2003, subject to the changes, if such were the case, made by the Board.

R) It was approve the policies for the acquisition of own stocks adopted by the Board of Directors of U.S. Commercial Corp., S.A. de C.V. during its meeting held on September 2, 2002, pursuant the provision of article 60 of the Provision of general purpose that apply to the securities issuers and other participants of the securities market issued by the Securities and Banking National Commission published on the Official Gazette of the Federation (D.O.F.) on March 19, 2003.

S) It was agreed: (i) to authorize the Corporation to proceed to make acquisition of own stocks representing the stock capital of U.S. Commercial Corp., S.A. de C.V., in the stock exchange, up to the amount of the corresponding amount of the reserve and the stock capital that for such purpose were established by the assembly; and (ii) to ratify as authorized members and in charge of ordering the operations to acquire own stocks, which at their turn shall be in charge of managing the resources of the reserve for the acquisition of own stocks, to Messrs. Carlos Slim Domit, José Humberto Gutiérrez Olvera Zubizarreta and José de Jesús Gallardo Domínguez. Such persons shall have the power to decide on the terms, amounts and in general of the terms and conditions under which the operations to acquire own stocks shall take place, as long as they stick to the policies approved by the Shareholders Assembly and to the other legal provisions and resolutions of the Board of Directors that apply, as well as to the operating rules that are recorded in the Ordinary Shareholders General Assembly held on April 25, 2006.

T) It was expressly agreed that the Corporation takes out in peace and save each one of the members of the Board of Directors and the Chairman and the Secretary of such body, as well as any other members, employees, or proxies of the corporation, to the delegates that are appointed by the assembly, and to the persons in charge of the repurchase, of any claim or responsibility in which they could incur before any person or authority, resulting form the compliance and execution of the agreements adopted on the terms of the resolutions adopted by the assembly. The Corporation obliges itself expressly to respond in an unlimited way before such persons of any claim or responsibility in such they could incur for any cause and, if such were the case, the Corporation shall reimburse to each one of them all and each of the amounts that due to such motive would have been disbursed, including lawyer fess and other expenses.

U) Were appointed as Special Delegates of the Assembly Messrs. Lic. Carlos Slim Domit, Lic. Sergio Rodríguez Molleda and Lic. Alejandro Archundia Becerra, so that indistinctively any of them individually and if deemed necessary: a) appear before Public Notary of their choice and legally register all or part of the Assembly minutes; b) that personally or by means of the persons they appoint, register the corresponding notary's attestation in the Trade Public Registry (Registro Público de Comercio) of this City; c) to issue the certificates of the minute or of any of its parts deemed necessaries; and d) to take care of the publications required and to perform any other action to execute and give full force to the resolutions of the Assembly.

U.S. COMMERCIAL CORP., S.A. DE C.V.

May 22, 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: U.S. Commercial Corp., S.A. de C.V.
File Number: 82-34669

Attached, please find the English version of the following information of U.S. Commercial Corp., S.A. de C.V., related to the Extraordinary Shareholders General Assembly held on April 25, 2006:

- Call for the Extraordinary Shareholders General Assembly of U.S. Commercial Corp., S.A. de C.V. aforementioned.
- Summary of the agreements adopted in the Extraordinary Shareholders General Assembly of U.S. Commercial Corp., S.A. de C.V. held on April 25, 2006

We are sending this information on behalf of U.S. Commercial Corp., S.A. de C.v. as required in rule 12g3-2b.

Sincerely.



Lic. Alejandro Archundia Becerra
Attorney in fact

U.S. COMMERCIAL CORP., S.A. DE C.V.

CALL FOR

EXTRAORDINARY SHAREHOLDER GENERAL ASSEMBLY

By agreement of the Board of Directors of U.S. COMMERCIAL CORP., S.A. DE C.V., adopted during its meeting held on march 6, 2006, the shareholders of the Corporation are called for an Extraordinary Shareholders General Assembly, that shall be held April 25, 2006, as of 13:00 hours, at the building located in Vasco de Quiroga No. 3800, Col. Santa Fe, Delegación Cuajimalpa, México, Distrito Federal, discuss the items included on the following:

AGENDA

I. *Presentation and, if such were the case, approval of the proposal to cancel the merger agreements adopted during the Extraordinary Shareholders General Assembly of the Corporation on July 28, 2005. Resolutions to that regard.*

II. *Proposal, discussion and, if such were the case, amendment to Article 6 of the by-laws.*

III. *Appointment of delegates that shall execute the resolutions adopted by this Assembly and if such were the case, to register the legal formalities as required. Resolutions to that regard.*

The shareholders, in order to have the right to attend the Assembly, shall have to deposit, at the offices of the Corporation located in Miguel de Cervantes Saavedra 255, Colonia Granada, 11520, México, Distrito Federal (Telephone 5328-5830), at the latest the business day prior to the day in which the Assembly shall be held (business hours from10:00 A.M. to 6:00 P.M. on business days), the stock titles or the deposit receipts issued by a financial institution, domestic or foreign or by S.D. Indeval, S.A. de C.V., Securities Depository Institution, as well as the other appropriate legal or tax requirements. In exchange of the aforesaid documents, the admission card shall be issued to the shareholders, which they shall have to hand in to attend the Assembly. It is reminded that the exchange broker firms and other depositors at the S.D. Indeval, S.A. de C.V., Securities Depository Institution, in order to obtain the aforementioned admission card, shall have to present, if such were the case, a list including name, address, nationality and number of shares of the stockholders they are representing.

From the day this call is published, the information and documents related to each one of the items on the agenda shall be available for the shareholders, in an immediate and complementary way, at the offices of the Secretary of the Board of Directors located on Parque Vía No. 190, 7th floor, Col. Cuauhtémoc, C.P. 06599 México, Distrito Federal, Telephone 52225814 (Business hours from 10:00 A.M. to 6:00 P.M. on business days).

The shareholders can be represented by an authorized proxy with power of attorney pursuant the terms on Article Eighteenth of the Corporation's by-laws and Article14 bis 3 Paragraph sixth, subparagraph c of the Securities Market Act. The persons attending, representing the

shareholders, shall be able to prove their capacity by power of attorney granted on the forms created by the issuer, that are available to all securities market brokers that prove they are representing the issuer's shareholders through the S.D. Indeval, S.A. de C.V., Securities Depository Institution, as well as in the address indicated on the immediate previous paragraph or at Miguel de Cervantes Saavedra 255, Colonia Granada, 11520, México, Distrito Federal (Telephone 53285830), within the delay set forth on Article 173 of the Mexican Corporate Law (Ley General de Sociedades Mercantiles).

Mexico, Distrito Federal, March 27, 2006

Sergio Rodríguez Molleda
Board of Directors Secretary

SUMMARY OF THE AGREEMENTS ADOPTED IN THE EXTRAORDINARY SHAREHOLDERS GENERAL ASSEMBLY OF U.S. COMMERCIAL CORP., S.A. DE C.V., HELD ON APRIL 25, 2006.

EXTRAORDINARY SHAREHOLDERS GENERAL ASSEMBLY

A). It was expressly revoked and left without effect the merger of U.S. Commercial Corp., S.A. de C.V., as merger, with Corporativo Comercial Capital, S.A. de C.V., as merged company, leaving also without effect all and each one of the arrangements of the merger agreement entered into by such corporations on July 28, 2005; all of that subject to the holding of a shareholders assembly by the other company in which the cancelling of the aforesaid merger is approved and that both corporations enter the appropriate cancellation agreement, in which they agree, among other items, the following:

1. Leave without effect the merger agreement entered into on July 28, 2005.

2. In a retroactive way to July 28, 2005, void all effects that would have taken place between the parties pursuant third clause of the merger agreement aforementioned and, consequently, to cancel and leave without any effect the engagement of the merged company with its respective creditors that would like to cash in advance the debts owed to them.

3. To establish that each one of the companies shall keep for itself the assets and liabilities that corresponded to them before entering the aforementioned merger agreement.

B) It was proved, that due to merger's cancellation adopted in the assembly, the amount of the capital subscribed and paid of U.S. Commercial Corp., S.A. de C.V., amounts to MXN $539,893,370.35 (Five Hundred thirty-nine million eight hundred ninety-three thousand three hundred seventy and 35/100 MXN.), accounted by 1,412,081,430 of Stocks Series "B-1", common, registered, no par value stocks.

C) It was resolved to modify article Six of the by-laws of U.S. Commercial Corp., S.A. de C.V., in order to include in its text the amount of the minimum fix capital without withdrawal right and the number of stocks of Serie "B-1" that represent it, which shall enter into effect as of the moment that the cancellation of the merger agreement takes effect.

D) Were appointed as delegates of the Assembly Messrs Lic. Carlos Slim Domit, Lic. Sergio Rodríguez Molleda, Lic. Alejandro Archundia Becerra, Lic. Eduardo Alvarez Ramírez de Arellano and Lic. Luis Oswaldo Fuentes Vigueras, so that indistinctively any of them a) appears before the notary public of its choice, in order to record in one or several instruments the minutes of the Assembly; b) to grant and convene on behalf of U.S. Commercial Corp., S.A. de C.V., to revoke the merger approved during the Assembly, based on the agreements adopted by the same; c) to make the amendments, adequacies or adjustments deemed necessaries to the text of the merger revoking agreements; d) that by himself or by means of the person or persons they appoint, take care of the appropriate inscription formalities at the Public Trade Registry of

Mexico City (Registro Público de Comercio de México, Distrito Federal; e) to prepare and publish all the notices deemed necessaries or appropriate; f) to issue the certifies copies of the minutes of the Assembly and of its annexes and g) execute any other action or formalities required so that the resolutions adopted by the Assembly be duly and totally executed and legally registered.

GRUPO CARSO, S.A. DE C.V.

May 22, 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: Grupo Carso, S.A. de C.V.
File Number: 82-3175

Attached, please find the English version of the following information of Grupo Carso, S.A. de C.V., related to the Ordinary Shareholders General Assembly held on April 25, 2006, that was sent to the Bolsa Mexicana de Valores, S.A. de C.V. (The Mexican Stock Exchange or "BMV"), and to the Comisión Nacional Bancaria y de Valores (The Mexican National Banking and Securities Commission or "CNBV"), in accordance with Mexican legislation:

- The Ordinary Shareholders General Assembly of Grupo Carso, S.A. de C.V., held on April 25, 2006, approved to proceed to pay the shareholders a cash dividend of MXN $0.30 (thirty cents, Mexican currency) for each outstanding share, resulting from the balance of the net tax profit account, payable in one exhibit only, as of July 11, 2006, in exchange of coupon 14.

- The payment of the corresponding exhibit shall be made as of the date indicated, during business hours and days at Miguel de Cervantes Saavedra No. 255, first floor, at the corner of Moliere street, Colonia Granada, Delegación Miguel Hidalgo, México, D.F., (Telephone 53 28 58 30). When it has to do with stocks deposited in S.D. Indeval, S.A. de C.V., the payment of this exhibit shall be made pursuant the legal and administrative provisions that apply.

We are sending this information on behalf of Grupo Carso, S.A. de C.V. as required in rule 12g3-2b.

Sincerely.





C.P. Quintín Humberto Botas Hernández
Attorney in fact

Lic. Alejandro Archundia Becerra
Attorney in fact

GRUPO CARSO, S.A. DE C.V.

May 22, 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: Grupo Carso, S.A. de C.V.
File Number: 82-3175

Attached, please find the English version of the following information of Grupo Carso, S.A. de C.V., related to the Ordinary Shareholders General Assembly held on April 25, 2006:

- Call for the Ordinary Shareholders General Assembly of Grupo Carso, S.A. de C.V. aforementioned.
- Annual report of the Board of Directors.
- Summary of the agreements adopted in the Ordinary Shareholders General Assembly of Grupo Carso, S.A. de C.V. held on April 25, 2006.

We are sending this information on behalf of Grupo Carso, S.A. de C.V. as required in rule 12g3-2b.

Sincerely.



C.P. Quintín Humberto Botas Hernández
Attorney in fact



Lic. Alejandro Archundia Becerra
Attorney in fact

GRUPO CARSO, S.A. DE C.V.
CALL FOR
ORDINARY SHAREHOLDERS GENERAL ASSEMBLY

By agreement of the Board of Directors, calls the shareholders of Grupo Carso, S.A. de C.V., for an Ordinary Shareholders General Assembly that shall be held on April 25, 2006, at 12:30 hours, on Av. Vasco de Quiroga No. 3800, Col. Santa Fe, Delegación Cuajimalpa, México, D.F., to discuss the following items:

AGENDA

I. Presentation and, if such were the case, approval of the Board of Directors Report related to the fiscal year that ended on December 31, 2005, including the financial statements as of that date and the Examiner's report, pursuant the terms of Article 172 of the Mexican Corporate Law (Ley General de Sociedades Mercantiles), as well as a variety of related information. Resolutions to that regard.

II. Presentation and, if such were the case, approval of a proposal related to the distribution of profits, that includes the payment of a cash dividend MXN $0.30 per stock, coming from the balance of the net tax profit account, payable in only one exhibit as of July 11, 2006. Resolutions to that regard.

III. Proposal to increase an additional amount of $3,000 million pesos to the maximum amount of the Corporation resources for the purchase of own stocks, and to adopt or ratify the resolutions related to this proposal, to the corresponding acquisitions and to the powers to execute them, as well as any other related to the acquisition of own stocks.

IV. Ratification, if such were the case, of the Board of Directors management for fiscal year 2005. Resolutions to that regard.

V. Appointment or ratification, according to the case, of the Board of Directors members and Examiners. To adopt the resolutions to that regard and to those related to the fees, as well as any other deriving from such appointment.

VI. Appointment of the Special Delegates to execute and fulfill the resolutions adopted by the Assembly. Resolutions to that regard.

In order to have the right to attend, and if such were the case, to vote in the Assembly, the shareholders shall obtain their corresponding admission cards at the latest on Monday April 24, 2006, in exchange of the deposit of the stock titles at the address indicated on final paragraph hereby, or to deliver at the Corporation the document proving they have been deposited in any credit institution in the country or abroad or in a securities broker firm in the Mexican Republic. When related to stocks deposited in S.D. Indeval, S.A. de C.V., the admission cards shall be issued in exchange of the corresponding certificates provided to the Corporation and, if such were the case, of the additional lists that are foreseen on Article 78 of the Securities Market Act.

From the moment on which this call is published, the information and documents regarding each one of the items set forth in the Agenda shall be available to the shareholders in an immediate and complementary way. The shareholders can be represented by proxy holder appointed by simple power of attorney, pursuant Article Eighteenth of the Corporation's by-laws. The persons attending in representation of the Shareholders, shall be able to prove their capacity by power of attorney granted on the forms made by the issuer, that are available for the securities market brokers that prove they represent the shareholders of that same issuer, within the delay referred to on Article 173 of the Mexican Corporate Law (Ley General de Sociedades Mercantiles).

The admission cards, the information, and the documents and forms to which the two previous paragraphs refer to, are available for the shareholders, or their representatives duly proving their authority, or of the securities market brokers, as it applies, at Miguel de Cervantes Saavedra No. 255, fist floor, at the corner with Moliere street, Col. Granada, Delegación Miguel Hidalgo, México, D.F., (Telephone 53 28 58 30), on business days and hours.

Mexico, D.F., April 3, 2006.

(Signs)
Lic. Sergio Medina Noriega
Board of Directors Secretary

BOARD OF DIRECTORS' REPORT

Economic Outlook

During 2005, the Gross Domestic Product grew 3.0%, to be placed in $8,347 billion current pesos at year closing. GDP's growth was mainly driven by the construction and the communication & services sectors with a growth rate of 3.3% and 4.2% respectively.

The manufacturing sector in Mexico was affected by a slight growth of the US economy that presented a rise of 3.5% in its GDP, enabling that the manufacturing industry of Mexico to present a real increase of 1.2%.

The strength of the economy resulted in job creation; during 2005, the total number of affiliated employees in the Social Security Mexican Institute (IMSS) recorded an increase of nearly 576 thousand persons, this growth went as far as to compensate the entry of new potential workers to the working market, effect reflected on the reduction of the Open Unemployment General rate that went from 3.9% in 2004 to a 3.6% in 2005.

There was a 4.6% reduction on the exchange rate during the year, passing from a parity of 11.14 pesos per dollar closing in 2004 to 10.63 to closing in 2005.

Foreign direct investment decreased 2.4% in relation to the previous year reaching 17,804 million dollars. The remittances sent to the domestic territory on 2005 proved an increase of 20.6% in regard to the ones of the previous year, reaching 20,035 million dollars. The deficit in current account was positioned in $5,708 million dollars, equivalent to .7% of the GDP.

The Trade Balance recorded a deficit of $7,559 million dollars, a reduction of 14.2% compared to the deficit in 2004. This was mainly originated by a 34.8% on oil exports, motivated by the price of the Mexican Oil Mix and compensated by an increase of 24.3% on the consumption good imports. The average price of the Mix increased 6.3% on 2005, passing from 39.50 dollars per barrel on 2004 to 42.00 on 2005.

The Banco de Mexico was able to achieve its inflation goal for 2005. The National Consumer Price Index increased 3.33% during the year, resulting in a lower inflation rate than the one presented on 2004 of 5.19. The fact that the Banco de Mexico preserved a restrictive monetary politic enabled to compensate for the lack of control on government services prices. The underlying inflation for the year accounted 3.12%, which means an increase to the 3.8% presented last year.

The 2005 average level for the 28 days Cetes rate was 9.18%. The 28 days Cetes closed on 2005 at a 8.02% rate, responding mainly to inflationary pressures that came across at the end of the year.

2005 was the best year for Mexico in the economic field, for the future the country needs to consolidate the macroeconomic stability reached, and try working harder on the reforms on the economic and social fields that shall enable to modernize the country and consequently stimulate the internal market and foster job creation.

Grupo Carso

2005 was a year in which Grupo Carso could once again consolidate itself around the strategy of being one of the most important groups of our country. The mix of Grupo Carso's incomes offers our investors a healthy diversification and exposure to a very dynamic sector of the economy. Thus, Grupo Condumex, along with Porcelanite and Cigatam, integrate the outcome of the manufacturing products companies; the trade and consumption sector is covered by Grupo Sanborns and finally Carso Infraestructura y Construcción, which through the year concluded to cluster its assets consolidating itself within the infrastructure sector.

The continuance in restructuring Carso's assets portfolio, which during 2005 included inter-company purchase-sale, as well as the sale of non-strategic assets shall enable us to be more responsive in achieving the goal set "growth with ROI".

On October we completed listing Carso Infraestructura y Construcción (CICSA). By a public offer 620 million company titles were listed accounting for 25.93% of the capital. Grupo Carso keeps the majority of CICSA, but throughout the listing we offer the market the possibility of investing directly on Carso's Infrastructure sector. CICSA closes the year with a very sound financial structure and with a very interesting degree of work hire, related with the telecommunications installation, manufacturing and services for the chemical and oil industry, road construction and water treatment plants, and other civil construction projects.

During 2005, the Group's liabilities refinancing came to an end, by obtaining a syndicated credit for 700 million dollars, at a very favorable rate and term, whereas 19 financial institutions were involved. The group's debt at year-closing was of $15,206 million pesos, with an effective balance and securities for $ 8,572 millions, which results in a net debt for $6,634 millions and accounted for a 59% reduction regarding 2004 closing. We consider that the Group's financial structure is appropriate and shall enable us to respond to the expansion project of different subsidiaries.

The Group's consolidated sales reached the $78 billion pesos, showing a growth on real terms of 12% regarding the previous year.
The operated profit reported was $9,268 millions, while operating flow (EBITDA) reached $11,622 millions. This numbers turned out to be, respectively, 4,8% and 3.3% higher than the already sound results reported on 2004.

The figures for 2005 reflect, on the one side, a constant growth of the commercial subsidiaries, which continued to consolidate their presence in the market on traditional formats, and the incorporation of new formats with the acquisition of Dorian's.

The manufacturing companies faced important challenges on 2005 such as increase on prices for raw material, power and other fuels and the strong competition of domestic and foreign companies that increased their presence in the country due to the pesos strength vs. main currencies. Nevertheless, thanks to our brands' recognition, we were able to maintain production levels and in most cases market share for our main products.

The infrastructure division was consolidated as an important player at a domestic level, in an individual may, but above all in the oil platform construction and in the installation of telecommunications networks; as in joint manner with IDEAL (Impulsora para el desarrollo y el empleo en America Latina), who has been awarded important bids and has granted CICSA the work contracts of several projects, among which outstand the construction of the Tepic Villa Union Highway and the Libramiento Norte de la Ciudad de Mexico highway.

I want to thank, on behalf of the Board of Directors Grupo Carso's senior management team, its vision and devotion are fundamental to maintain the success; to all our directors and employees for their engagement and effort in the execution of our goals; and to all our shareholders, that year after year place their trust in us. We shall seek in the future to keep the direction and continue to contribute to the successful development of our country.

Sincerely yours

Lic. Carlos Slim Domit
Board of Directors Chairman

SUMMARY OF THE AGREEMENTS ADOPTED IN THE ORDINARY SHAREHOLDERS GENERAL ASSEMBLY OF GRUPO CARSO, S.A. DE C.V., HELD ON APRIL 25, 2006.

ORDINARY SHAREHOLDERS GENERAL ASSEMBLY

A) It was rendered and approved on its terms the Board of Directors report that was submitted to the Assembly, in relation to the course of business of GRUPO CARSO, S.A. DE C.V., for the fiscal year that ended on December 31, 2005.

B) It was submitted and approved in all its parts the financial statements of Grupo Carso, S.A. de C.V., as of December 31, 2005, with the expert opinion of the Public Accountants Firm PricewaterhouseCoopers, S.C.

C) It was rendered and was approved the Examiner's report on the terms it was submitted to the Assembly.

D) It was rendered the Audit Committee report, pursuant Article 14 Bis 3, paragraph IV subparagraph c) of the Securities Market Act (Ley del Mercado de Valores).

E) Having approved the following:

DISTRIBUTION OF PROFITS

(Thousands of Pesos)

Accumulated profits according to the financial statements with expert opinion to December 31, 2005, that include the net profit of fiscal year 2005, for the amount of $8,603,912, available to the Shareholders General Assembly of the Corporation: $68,467,091.

Minus: profits allocated for the purchase of own stocks during the period comprised between January 1st and April 24, 2006, in accordance with what was authorized by the Ordinary Shareholders General Assemblies held on April 21, 2004 and April 21, 2005: $439,038.

Minus: Amount that shall be allocated to pay the shareholders a dividend of $0.30 per share that are currently outstanding, coming from the balance of the Net Tax Profit Account, payable in only one exhibit, in exchange of coupon 14, as of July 11, 2006: 704,135. ***(1)***

No separation whatsoever is made for legal reserve, in virtue that it has been fulfilled pursuant the provisions of article 20 of the Mexican Corporate Law (Ley General de

Sociedades Mercantiles). The balance of the legal reserve as of December 31, 2005 amounts to $381,635.

Balance of accumulated profits that, besides of being made available to the Shareholders General Assembly of the corporation, are also made available to the Board of Directors, except for the total amount of the legal reserve, delegating in the last body the broadest powers to assign it total or partially, as decided and be appropriate, to the creation or increase of reserves and/or its distribution as dividend (s) to the shareholders of the Corporation: $ 67,323,918. ***(2)***

(1) Estimated amount taking into consideration a total of 2,347,116,900 outstanding shares as of the date of this Assembly.

(2) Amount subject to reductions for the acquisitions of shares accounting for the capital stock, in accordance with the resolutions that apply to the Shareholders Assembly.

It was expressly authorized to run immediately the appropriate accounting entries motivated by the distribution of profits approved.

F) In relation to the acquisition of own stocks the following resolutions were adopted:

1.- It was resolved to increase the amount of MXN $3,000'000,000.00 (THREE BILLION PESOS 00/100 MXN), as of the moment the Assembly is held, the balance pending to be used of the resources of the Corporation for the purchase of own stocks, of which the net amount is MXN $576'178,678.00 (FIVE HUNDRED SEVENTY-SIX MILLION ONE HUNDRED SEVENTY-EIGHT THOUSAND SIX HUNDRED SEVENTY-EIGHT AND 00/100 MXN), with which, the maximum amount authorized of such resources is fixed to the sum of up to MXN $3,576'178,678.00 (THREE BILLION FIVE HUNDRED SEVENTY-SIX MILLION ONE HUNDRED SEVENTY-EIGHT THOUSAND SIX HUNDRED SEVENTY-EIGHT AND 00/100 MXN), that to the purpose could be distributed in fiscal year 2006, and if such were the case, after the same.

2.- It was ratified the distribution that the Corporation has made for the purchase of own stocks for an amount of MXN $2,423'821,322.00 (TWO BILLION FOUR HUNDRED TWENTY-THREE MILLION EIGHT HUNDRED TWENTY ONE THOUSAND THREE HUNDRED TWENTY-TWO AND 00/100 MXN), with charge to the maximum amount of resources for the sum of MXN $3,000'000,000.00(THREE BILLION AND 00/100 MXN), that was fixed for such purpose by the Ordinary Shareholders General Assembly held on April 21, 2004.

3.- It was approved that the Corporation carries on, charged to the new maximum amount of resources that has been authorized, the acquisition of shares accounting for its capital stock, pursuant the provisions that apply of the Securities Market Act, under the terms and conditions decided upon, indistinctively, the Board of Directors or any of the persons entitled for the acquisition and listing of own stocks that it has allocated or could come to allocate in the future, for which they shall have in an enunciatively but not limitative, and as deemed necessary or convenient with the following powers:

i) Decide on the charges to the corporate net worth and/or stock capital for the corresponding purchase of shares, including in such decision the conversion of shares it is about into treasury stocks, in the event that the corresponding purchases be made charged to the stock capital, in which case the resolution of the Shareholders Assembly shall not be required;
ii) decide on the account (s) and/or reserves that specifically shall be distributed to purchases that could be made charged to the corporate net worth, stating expressly that such decision could include or affect the accumulated profits;
iii) if necessary, to create one or more accounts and/or one or more reserve of stockholders' equity to charge the resulting stock purchases; and
iv) in general, adopt any actions and take all kinds of measures and determinations deemed necessaries or convenient to undertake the acquisition and listing of stocks representing the capital stock of Grupo Carso, S. A. de C.V.

4.- It was expressly agreed that the Corporation take out in peace and save each one of the proprietor and substitute members of the Board, the Chairman, the Honorary life Chairman, the Vice-chairman, the treasurer, the Secretary and the Pro-Secretary of such body, the persons accountable for the acquisition and listing of own stocks, as well as any other members, employees, delegates and proxies of the corporation that participate in any way in whatever is related to the purchase and listing on behalf of the Corporation of stocks representing its capital stock, of any claim or responsibility in which they could incur before any person or authority, resulting from the execution of the policies and agreements on the purchase of own stocks and formalities and execution of the corresponding operations. The Corporation is expressly obliged to answer in an unlimited way before such persons of any claim or responsibility in which they could incur for any cause and, if such were the case, the Corporation shall reimburse to each one of them, all and each one of the amounts that for such motive would gave disbursed, including lawyers fees and other expenses.

5.- Were expressly confirmed the policies and agreements on the acquisition of own shares which to that respect govern the Corporation, in updated form, that to its turn, were ratified by the Ordinary Shareholders General Assembly held on April 21, 2004.

6.- It was authorized to, in agreement with the execution of the resolutions adopted by the Assembly, run in its opportunity the appropriate accounting entries.

7.- The foregoing resolutions and the operations undertaken to execute them, in its case and opportunity shall be subject and shall be considered as automatically adjusted to the provisions of the new Securities Market Act that shall be in force as of June 28, 2006, and the administrative provisions deriving from the latter, exclusively in those parts that deserve it.

G) It was expressly ratified that the management of the Board of Directors for fiscal year 2005, and the Assembly ratified and adopted as own the following Resolutions: (i) the IV.1.4. adopted during the discussion of item IV.1. of the Agenda of the Board of Directors meeting held on February 21, 2005, related to the authorization to guarantee a unionized credit, for the amount of up to USD $700 million dollars; (ii) the VI.1.3. adopted during the discussion of item VI.1. of the Agenda of the Board of Directors meeting held on April 4, 2005, related to the issuance of short term stock certificates; and (iii) the IV.3.3 adopted during the discussion of item IV.3. of the Agenda corresponding to the Board of Directors meeting held on August 1st , 2005 referring to the authorization to guarantee a revolving credit, for an amount of up to USD $150 million dollars.

H) It was resolved that the Board of Directors of GRUPO CARSO, S.A. DE C.V., shall continue to be integrated by up to thirteen Proprietor Members and by up to thirteen Substitute Members that shall substitute respectively the Proprietor Members by whom they are appointed.

I) It was resolved that, there on, the Board of Directors of Grupo Carso, S.A. de C.V., shall be integrated as follows:

PROPRIETOR MEMBERS	**SUBSTITUTE MEMBERS**
1.- ING. CARLOS SLIM HELU	1.- LIC. MARCO ANTONIO SLIM DOMIT
2.- LIC. CARLOS SLIM DOMIT	2.- LIC. DANIEL HAJJ ABOUMRAD
3.- SR. RUBEN AGUILAR MONTEVERDE*	3.- ING. JULIO GUTIÉRREZ TRUJILLO*
4.- ING. ANTONIO COSIO ARIÑO*	4.- ING. ANTONIO COSIO PANDO*
5.- ING. JAIME CHICO PARDO	5.- LIC. FERNANDO G. CHICO PARDO*
6.- LIC. ARTURO ELIAS AYUB	6.- ING. ALFONSO SALEM SLIM
7.- ING. CLAUDIO X. GONZALEZ LAPORTE*	7.- LIC. DAVID IBARRA MUÑOZ*
8.- C.P. RAFAEL MOISES KALACH MIZRAHI*	8.- LIC. ALEJANDRO ABOUMRAD GABRIEL*
9.- LIC. JOSE KURI HARFUSH*	9.- LIC. IGNACIO COBO GONZALEZ*
10.- C.P. JUAN ANTONIO PEREZ SIMON*	10.- ING. ANTONIO GOMEZ GARCIA*
11.- LIC. AGUSTIN SANTAMARINA VAZQUEZ*	11.- LIC. EDUARDO VALDES ACRA*
12.- LIC. PATRICK SLIM DOMIT	12.- C.P. JOSE HUMBERTO GUTIERREZ OLVERA Z
13.- LIC. FERNANDO SOLANA MORALES*	13.- LIC. CARLOS HAJJ ABOUMRAD*

* Independent Members, pursuant the provision on Article 14 Bis of the Securities Market Act.

J) It was expressly resolved that the positions of Honorary life Chairman, Chairman, Vice-Chairman, Treasurer, Secretary and Pro-Secretary of the Board of Directors shall continue to be occupied by Messrs. Ing. Carlos Slim Helú, Lic. Carlos Slim Domit, Lic. Patrick Slim Domit, C.P. Quintín Humberto Botas Hernández, Lic. Sergio F. Medina Noriega and Lic. Alejandro Archundia Becerra, respectively, without these three latter being part of the Board of Directors and without prejudice to the powers that the by-laws grant the Board of Directors regarding the appointment of members of such body of the Corporation.

K) It was resolved to ratify Messrs. P.A. Carlos Frías López and L.C. Alberto Del Castillo V. Vilchis, as Proprietor Examiner and Substitute Examiner, respectively, who shall perform according to their positions until the moment in which the Corporation adjusts its by-laws regarding its legal name and complies with the articles related to the integration, organization and functioning of its bodies, under the terms foreseen in the new Securities Market Act that shall be in force on June 28, 2006.

L) It was resolved to take due note of the profile of the Members that were provided to the Assembly.

M) It was resolved that it will be a fee of MXN $14,700.00 that in an individual way shall be given to the Members, Examiners and Secretary and, if such were the case, the Pro-Secretary for each meeting of the Board of Directors they attend, payment being subject to the appropriate tax withdrawals, and that the fees that the members shall receive for being committee members, shall be decided upon, if such were the case, by the Board of Directors of the Corporation.

N) It was resolved to appoint as Special Delegates of the Assembly Mssers. Lic. Carlos Slim Domit, P.A. José Humberto Gutiérrez Olvera Zubizarreta, P.A. Quintín Humberto Botas Hernández, Lic. Sergio F. Medina Noriega and Lic. Alejandro Archundia Becerra, who shall have the broadest powers to: a) Appear before the Public Notary of their choice to register totally or partially this Assembly's minute and by acting on their own or by means of the person or persons they appoint, to carry out the appropriate registration before the Trade Public Registry; b) Issue certified documents of the minute or of any of its parts; c) To prepare and order the publication of all types of notices, and d) To undertake any actions or formalities required. In exerting their powers, it was resolved that, individually, one of any of the Special Delegates Appointed can act indistinctively.